73 High Street

Buffalo, NY 14203

May 27, 2020

VIA EDGAR AND EMAIL

Scott Anderegg

Division of Corporation Finance, Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Cleveland BioLabs, Inc.

Registration Statement on Form S-3

File No. 333-238578

Acceleration Request

Requested Date:        May 29, 2020

Requested Time:       4:30 p.m. Eastern Time (US)

Dear Mr. Anderegg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Cleveland BioLabs, Inc. (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on May 29, 2020, or at such later time as the Company, acting through its counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

/s/ Christopher Zosh

Christopher Zosh

Vice President of Finance

cc:	Cecil E. Martin, III, Esq.

David S. Wolpa, Esq.